UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the UK Listing Rules.)

Date: 15 September 2025

Name of applicant:		Unilever PLC
Name of scheme:		The Unilever Share Plan 2017 (including the Unilever North America Omnibus Equity Compensation Plan) and the SHARES Plan
Period of return:	From:	14 March 2025	To:	14 September 2025
Balance of unallotted securities under scheme(s) from previous return:		6,500,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see UKLR 20.6.6R):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,500,000

Name of contact:	Prakash Kakkad, General Counsel Corporate and Deputy Group Secretary
Telephone number of contact:	+44 (0)20 78225252

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 15 September 2025